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AUG 04 2020

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67489

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/19 (MM/DD/YY) AND ENDING 05/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VRA PARTNERS, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3630 PEACHTREE ROAD NE, SUITE 1000
(No. and Street)

ATLANTA	GA	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS MCCARTNEY — 404.835.1006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHERRY BEKAERT LLP
(Name – *if individual, state last, first, middle name*)

1075 PEACHTREE STREET, SUITE 2200	ATLANTA	GA	30309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DOUGLAS J. MCCARTNEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VRA PARTNERS, LLC, as of MAY 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN N KELLEY
NOTARY
PUBLIC
FULTON COUNTY, GEORGIA
Notary Public
Commission expires May 2, 20__

Signature

MANAGING DIRECTOR & CFO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VRA Partners, LLC

Financial Statements and Supplementary Information

As of and for the Year Ended May 31, 2020 and
Report of Independent Registered Public Accounting Firm

PUBLIC REPORT

Table of Contents

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm

To the Members
VRA Partners, LLC
Atlanta, Georgia

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of VRA Partners, LLC (the "Company") as of May 31, 2020, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Adoption of ASU No. 2016-02, *Leases (Topic 842)*

As discussed in Note 1 to the financial statements, the Company changed its method of accounting for leases in 2020 due to the adoption of Accounting Standards Update (ASU) No. 2016-02, *Leases (Topic 842),* and the related amendments.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Supplementary Information

The supplemental information contained in the "Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission" has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditors since 2016.

Cherry Bekaert LLP

Atlanta, Georgia
July 27, 2020

VRA Partners, LLC
Statement of Financial Condition
As of May 31, 2020

	FY 2020
Assets	
Cash	**$3,738,408**
Prepaid expenses and other assets	**94,456**
Deposits	**21,892**
Property, furniture and equipment, net	**104,281**
Right of use assets, net	**594,359**
Total assets	**$4,553,396**
Liabilities and members' equity	
Liabilities	
Accounts payable	**$46,082**
Accrued expenses	**40,849**
Deferred revenue	**640,000**
SBA PPP loan	**387,809**
Lease liability	**738,852**
Total liabilities	**$1,853,592**
Members' equity	
Common units, no par value; 685,750 units authorized, 685,750 units issued and outstanding	**$537,250**
Retained earnings	**2,162,554**
Total members' equity	**$2,699,804**
Total liabilities and members' equity	**$4,553,396**

NOTE: *The accompanying notes are an integral part of these financial statements.*

1. Organization and Summary of Significant Accounting Polices

VRA Partners, LLC, a limited liability company, (the Company or VRA Partners) was formed in the State of Georgia on June 1, 2006. The Company is a registered broker-dealer focused on providing merger and acquisition services to middle-market companies and private equity firms. VRA Partners also assists companies with raising capital for growth, acquisitions, recapitalizations, going-private and management buy-out transactions, as well as provides fairness opinions, valuations, and strategic advisory services. The Company became a broker-dealer registered with the Securities and Exchange Commission (SEC) on May 18, 2007 and is a member of the Financial Industry Regulatory Authority (FINRA).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition and Deferred Revenue

The Company recognizes revenue when (or as) services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations of the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the Company satisfies a performance obligation.

The Company earns revenue through various investment banking activities primarily as an advisor in mergers and acquisitions and similar transactions. Private placement fees are earned at the time the private placement is completed and the fees are earned from the client in accordance with the terms of the engagement letter. Merger and acquisition fees and other advisory service revenues are generally earned and recognized only upon successful completion of the engagement, as the performance obligation is typically satisfied at such time. Certain of the Company's engagements are structured with an up-front, non-refundable retainer. As the client has an expectation of an ongoing service arrangement until the completion of the engagement, the Company has determined that the retainer should be deferred until such time as the engagement is complete or the engagement has been terminated.

For the year ended May 31, 2020, the Company had three clients who accounted for approximately 72% of revenues.

Revenue also includes reimbursements of travel and out-of-pocket expenses which are recognized when the underlying costs are incurred, and referral fees, which are recognized when received.

Recently Issued Accounting Standards

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02") that requires lessees to recognize most leases on their balance sheets but record expenses on their income statements in a manner similar to current accounting. The guidance became effective for the Company on June 1, 2019. The Company is using the modified retrospective transition method which allows the Company to recognize and measure leases as of the adoption date, June 1, 2019, with the cumulative impact being reflected in the opening balance of retained earnings. The application of the modified retrospective transition was applied to both of the Company's active leases at the date of initial application. There was no impact to the Company's retained earnings for the implementation of this accounting standard.

The following table presents the cumulative impact on the Company's financial statements upon adoption:

	As of June 1, 2019
Right of use assets	**$757,359**
Total assets	**$757,359**
Lease liability (current)	**$163,607**
Lease liability (non-current)	**593,752**
Total liabilities	**$757,359**

Cash and Cash Equivalents

Cash represents interest and non-interest-bearing deposits in banks and cash invested in short-term securities which have original maturities of less than 90 days. From time to time, balances in interest bearing accounts may exceed federally insured limits.

Accounts Receivable

Accounts receivable are due from clients mainly for providing financial advisory services, including raising capital and assisting companies with mergers and acquisitions, and are stated at the amount the Company expects to collect and do not bear interest. The collectability of accounts receivable balances is regularly evaluated based on a combination of factors such as client credit-worthiness, past transaction history with the client, current economic and industry trends, and changes in client payment terms. If it is determined that a client will be unable to fully meet its financial obligation,

such as in the case of a bankruptcy filing or other material event impacting its business, a specific reserve for bad debt is recorded to reduce the related receivable to the amount expected to be recovered. As of May 31, 2020, management does not believe that an allowance for doubtful accounts is necessary.

Property, Furniture and Equipment

Property and equipment are stated at cost. Depreciation and amortization on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets or the remaining life of the lease for leasehold improvements, if shorter. The estimated useful lives of property and equipment range from three to seven years. Expenditures for maintenance are charged to expense as incurred. The cost of property sold or otherwise disposed of, and the accumulated depreciation and amortization thereon are eliminated from the property and reserve accounts, and gains and losses are reflected within the statements of operations.

Advertising Expense

The Company expenses all advertising costs as incurred.

Income Taxes

The Company is a limited liability company and, as such, its earnings and income taxes flow through directly to the members. Differences exist in the book and tax basis of assets and liabilities, primarily related to differences in revenue recognition policies for financial reporting and for tax purposes. Management of the Company considers the likelihood of changes by taxing authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in its filed income tax returns that require disclosure in the accompanying financial statements. The Company's income tax returns for the past three years are subject to examination by tax authorities and may change upon examination.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date of issuance.

2. Property, Furniture and Equipment

Property, furniture and equipment consists of the following at May 31, 2020:

	FY 2020
Office equipment	**$301,148**
Furniture and fixtures	**125,056**
Leasehold improvements	**159,457**
	$585,661
LESS: Accumulated depreciation	**($481,380)**
	$104,281

3. Leases

In September 2017, the Company executed an amendment to the lease agreement for office space with an effective date of April 15, 2018 for an additional 64-month term. The amendment to the office lease agreement provided for a tenant allowance, which the Company utilized to purchase $128,025 of leasehold improvements. Additionally, the amendment to the office lease agreement provided for a rent abatement period commencing April 15, 2018 through August 14, 2018. At such time, the Company began making lease payments, which escalate at 3.0% per annum through the expiration of the amended lease agreement in August 2023. The term of the lease may be extended for an additional five years, subject to certain conditions described in the lease agreement.

The Company's office lease agreement also includes non-lease components for the Company's proportionate share of operating costs for the office building. Operating costs include janitorial, repairs and maintenance, management fees, administrative expenses, security expenses, utilities, property taxes, insurance and association dues. The Company paid $123,704 in the year ended May 31, 2020 for its proportionate share of the operating costs for the office building.

In March 2015, the Company entered into a copier lease agreement for a term of 48 months. In January 2019, the Company executed an amendment to the copier lease agreement for an additional 18 months through September 2021.

The weighted average remaining lease term as of May 31, 2020 is 3.2 years. The weighted average discount rate for the Company's operating leases as of May 31, 2020 is 4.75%. The discount rate of each lease is determined by the Company's incremental borrowing rate at the time of a lease contract.

The Company recognizes rent expense on a straight-line basis over the lease term. Rent expense under operating leases was $207,474 for the year ended May 31, 2020. The future minimum lease payments of non-cancelable operating leases are as follows:

For the Year Ending May 31,	Amount
2021	**240,776**
2022	**247,996**
2023	**255,454**
2024	**52,503**
Total undiscounted cash flows	**$796,729**
LESS: Imputed interest	**(57,877)**
Present value of lease liability	**$738,852**

4. Benefit Plan

On January 1, 2007, the Company adopted a contributory, defined contribution 401(k) profit sharing plan for all eligible full-time employees with at least three consecutive months of service and over the age of 21. The Company may make matching contributions equal to 4% of employee's annual wages. Participants are immediately vested in their voluntary contributions, employer contributions, and earnings thereon. The Company made contributions of $156,524 to the Plan for the year ended May 31, 2020.

5. SBA PPP Loan

The Company applied for and received a loan of $387,300 on April 14, 2020 under the Small Busines Administration's ("SBA") Paycheck Protection Program ("PPP") created by implementation of section 1106 of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"). Section 1106 of the CARES Act provides for forgiveness of up to the full principal amount of qualifying loans and accrued interest under the PPP. The interest rate on the loan is 1.0% and the loan matures in full on April 13, 2022. The proceeds can be used for payroll costs, costs related to the continuation of group healthcare benefits, mortgage interest payments, rent payments, utility payments and interest payments on any debt obligations that were incurred before February 15, 2020. At least 60% of the PPP loan proceeds must be used for payroll costs. The balance outstanding on the SBA PPP loan, including accrued interest expense of $509, was $387,809 at May 31, 2020. The future principal payments on the SBA PPP loan are as follows:

For the Year Ending May 31,	Amount
2021	**$0**
2022	**387,300**
Total	**$387,300**

The Company intends to apply for forgiveness of the loan and accrued interest expense in August 2020.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At May 31, 2020, the ratio of aggregate indebtedness to net capital was 0.31 to one, and net capital was $2,860,814 which was $2,802,308 more than required.

7. COVID-19 Risks and Uncertainties

On March 11, 2020 the novel coronavirus disease ("COVID-19") was declared a pandemic by the World Health Organization. On March 13, 2020, a national emergency was declared in the United States concerning the COVID-19 outbreak. The COVID-19 pandemic will have an impact on the Company's activities, the extent of which is currently not quantifiable. However, it is estimated that the impact, even if it is material, will not jeopardize the continuity of the Company's operations, as well as the financial commitments assumed.